SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                         SCHEDULE 13G AMENDED AND RESTATED

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                              Neotherapeutics, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                 640656104
                                (CUSIP Number)

                               February 7, 2000
              (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 640656104

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power:  671,527 (1)(2)(3)
Number of
Shares
Beneficially   6.   Shared Voting Power: 0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 671,527 (1)(2)(3)
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     671,527 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 8.2%

12.  Type of Reporting Person: PN

_________________
(1) Includes the following securities held by (a) HBK Master Fund L.P. - 5,000 shares of Stock; (b) Westover Investments L.P. - 11,900 shares of Stock and 26,250 Warrants; and (c) Montrose Investments Ltd. - 516,207 shares of Stock and 112,170 Warrants. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with Montrose Investments Ltd., Westover Investments L.P. and HBK Master Fund L.P. Accordingly, Montrose Investments Ltd., Westover Investments L.P. and HBK
Master Fund L.P. have no beneficial ownership of such shares.

(2) The 13G dated November 22, 1999 as amended by Amendment No. 1 dated December 1, 1999 is hereby amended to reflect the current holdings and to reflect that HBK Investments L.P. has sole voting power and dispositive power over shares and warrants held by Westover Investments L.P.

(3) Power is exercised by its general partner, HBK Partners II, L.P., whose general partner is HBK Management L.L.C.

CUSIP No. 640656104

1.   Name of Reporting Person:

     Westover Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

5.   	Sole Voting Power:  0
Number of
Shares
Beneficially   6.   Shared Voting Power: 0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0%

12.  Type of Reporting Person: LP

CUSIP No. 640656104

1.   Name of Reporting Person:

     HBK Main Street Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

5.   Sole Voting Power:  0
Number of
Shares
Beneficially   6.   Shared Voting Power: 0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0%

12.  Type of Reporting Person: LP

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G statement dated November 22, 1999, as amended by Amendment No. 1 dated December 1, 1999
(the "Schedule 13G") relating to the Common Stock, par value $.001 per share, of Neotherapeutics Inc.(the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), Westover Investments L.P. ("Westover") and HBK Main Street Investments L.P. ("Main Street") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership
("Partners II"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Master Fund, L.P., Westover Investments L.P. and Montrose Investments Ltd., Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 533,107 shares of Stock and an additional 138,420 shares of Stock issuable upon exercise of Warrants (collectively, such 671,527 shares of Stock are referred to herein as the "Shares"), which constitute approximately 8.2% of the outstanding shares of the Stock.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of the Shares.

     Each of (1) Management, as sole general partner of Partners II, and (2) the Managers, as the controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Master, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

     In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

     Managers

     In their capacity as controlling persons of Management, the Managers have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Under an Investment Management Agreement with Montrose Investments L.P., Westover Investments Ltd. and HBK Master Fund L.P., Investments has the sole power to vote or to direct the vote and to dispose or direct the disposition of
(a) 533,107 shares of Stock, and (b) Warrants that are exercisable into an aggregate of 138,420 shares of Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 9, 2000

                              HBK INVESTMENTS L.P.


                              By: /s/ Kevin O'Neal
                                  Kevin O'Neal (1)



                              WESTOVER INVESTMENTS L.P


                              By: /s/ Kevin O'Neal
                                  Kevin O'Neal (2)


                              HBK MAIN STREET INVESTMENTS L.P


                              By: /s/ Kevin O'Neal
                                  Kevin O'Neal (2)


(1) An authorization certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. was previously filed.

(2) An authorization certificate authorizing Kevin O'Neal to act on behalf of Westover Investments L.P. was previously filed.

(3) An authorization certificate authorizing Kevin O'Neal to act on behalf of HBK Main Street Investments L.P. was previously filed.
